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                           March 30, 2021

       Francois Michelon
       Chief Executive Officer and Director
       ENDRA Life Sciences Inc.
       3600 Green Court, Suite 350
       Ann Arbor, MI 48105

                                                        Re: ENDRA Life Sciences
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 25,
2021
                                                            File No. 333-254711

       Dear Mr. Michelon:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Irene
Paik at 202-551-6553 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Mark R. Busch - K&L
Gates LLP